Exhibit 99.1

SciSparc: Subsidiary NeuroThera Labs Completed Acquisition of CliniQuantum

TEL AVIV, Israel, June 04, 2026 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), today announced that NeuroThera Labs Inc. (TSXV: NTLX) (“NeuroThera”), a clinical-stage pharmaceutical company focused on developing novel treatments for central nervous system disorders, announced the closing of its acquisition of approximately 54% interest in CliniQuantum Ltd. (“CliniQuantum”).

According to the share purchase agreement (the “SPA”), pursuant to which, NeuroThera acquired 56,375 ordinary shares of CliniQuatum (the “Transaction”), representing approximately 54% of the issued and outstanding ordinary shares of CliniQuantum, in consideration for the issuance of 56,600,000 common shares of NeuroThera (the “Consideration Shares”) to certain shareholders of CliniQuantum (the “Selling Shareholders”), representing an aggregate value of approximately CAD$9,459,954.20 based on the 20-day volume weighted average trading price of NeuroThera’s common shares on the TSX Venture Exchange (“TSXV”) as of the date of the SPA.  In addition to the Consideration Shares, the Selling Shareholders may be entitled to receive earn-out payments of up to US$2,500,000 in the aggregate (the “Earn-Out Payments”), payable in cash and/or common shares of the NeuroThera at the sole discretion of NeuroThera, contingent upon the achievement of certain milestones, consisting of: (i) US$500,000 for each of the first three patent applications filed in respect of the licensed technology, up to a maximum of US$1,500,000 in the aggregate; and (ii) an amount equal to 7.0% of certain fundraising proceeds raised by NeuroThera, up to a maximum of US$1,000,000 in the aggregate. The Earn-Out Payments, if any, are payable during the three-year period following closing.

CliniQuantum is a private Israeli technology company engaged in the development of a platform that applies quantum simulation and quantum Monte Carlo methods to clinical trial data analysis, with the objective of improving the precision of clinical trial outcomes through the identification of patient subpopulations that respond to investigational therapies.

The material asset of CliniQuantum is a license agreement (the “License Agreement”) with Quantum X Labs Ltd. (“Quantum X Labs”), which granted CliniQuantum an exclusive, worldwide, royalty-bearing license under Quantum X Labs’ rights to certain licensed patents, and certain licensed know-how, in each case for use in the field of quantum simulation and quantum Monte Carlo in the area of clinical trials. Under the License Agreement, the licensed patent consists of a single United States provisional patent application (No. 63/942676) entitled “Generating Quantum Markov Chain Monte Carlo Sampling Points for Continuous Distribution Functions”.

NeuroThera and the Selling Shareholders entered into an amendment to the SPA on April 30,2026 to provide that any common shares of NeuroThera issued in connection with the earn-out payments contemplated by the SPA will be issued at a deemed price of not less than CAD$0.05 per common share, being the minimum permitted price under the policies of the TSX. The amendment was entered into to address a comment received from the TSX in connection with its review of the Transaction. The amendments to the SPA also included establishment of a floor price for future share issuances, and the execution of lock-up arrangements by the Selling Shareholders as a condition of closing.

About SciSparc Ltd. (Nasdaq: SPRC):

The Company, through its majority-owned subsidiary NeuroThera, engages in clinical-stage pharmaceutical developments. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company, together with its majority-owned subsidiary NeuroThera, is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI- 210 for the treatment of Autism Spectrum Disorder and status epilepticus. The Company, through NeuroThera, also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

About NeuroThera Labs Inc.

NeuroThera is a clinical-stage pharmaceutical company focused on developing novel therapeutics for central nervous system disorders and other underserved health conditions through collaborations and innovative combinations.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc uses forward-looking statements when it discusses that the Selling Shareholders may be entitled to the earn-out payments. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F, filed with the SEC on April 29, 2026, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055